
HANG SENG BANK

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02 MAR -7 AM 8:52

Our Ref: HOS CSE 020178
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

4 March 2002

Attention: Ms Janette M Aalbregtse

02015699

Dear Sirs

SUPPL

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose for your reference and records a copy of the 2001 Results Announcement of the Bank which was released today.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com


恒生銀行
HANG SENG BANK

Press Release

4 March 2002



HANG SENG BANK LIMITED
2001 RESULTS - HIGHLIGHTS

- Operating profit before provisions down 0.3 per cent to HK$11,503 million (HK$11,540 million in 2000)
- Pre-tax profit down 1.4 per cent to HK$11,514 million (HK$11,675 million in 2000)
- Attributable profit up 1.0 per cent to HK$10,114 million (HK$10,014 million in 2000)
- Return on average shareholders' funds of 23.0 per cent (22.7 per cent in 2000)
- Total assets fell 5.2 per cent to HK$474.8 billion (HK$500.8 billion at 31 December 2000)
- Earnings per share up 1.0 per cent to HK$5.29 (HK$5.24 per share in 2000)
- Dividend per share up 2.1 per cent to HK$4.90 (HK$4.80 per share in 2000)
- Total capital ratio of 15.3 per cent (15.3 per cent at 31 December 2000); tier 1 capital ratio of 12.3 per cent (11.9 per cent at 31 December 2000)
- Cost:income ratio of 26.3 per cent (24.4 per cent in 2000)






Hang Seng 恒生
e-Banking

HANG SENG BANK ATTRIBUTABLE PROFIT UP 1.0 PER CENT TO HK$10,114 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a **profit attributable to shareholders** of HK$10,114 million for 2001, an increase of 1.0 per cent compared with 2000. **Earnings per share** of HK$5.29 were 1.0 per cent higher than in 2000.

Operating profit before provisions was HK$11,503 million, in line with the previous year. Net interest income remained flat, with the growth in other operating income, mainly from wealth management initiatives, offsetting an increase in operating expenses mainly due to a special contribution to the retirement benefit scheme. **Operating profit** was HK$11,079 million, down by 2.3 per cent, reflecting an increase in provisions for bad and doubtful debts. **Profit before tax** amounted to HK$11,514 million, a reduction of 1.4 per cent, after taking into account profits on disposal of long-term investments and a deficit on property revaluation.

Total assets fell by HK$26.0 billion, or 5.2 per cent, to HK$474.8 billion at 31 December 2001. The reduction in the balance sheet size was largely the result of a 3.6 per cent fall in customer deposits (including certificates of deposit in issue). Advances to customers grew by 2.3 per cent, mainly in mortgages under the Government Home Ownership Scheme and credit card and personal advances, although residential mortgages and corporate lending fell slightly. Investment in debt securities also rose, with funds redeployed from lower yielding interbank placings.

Shareholders' funds (excluding the proposed dividend) were HK$866 million, or 2.1 per cent, lower at HK$39,718 million at 31 December 2001. The increase in retained profits was more than offset by reductions in the long-term equity investment revaluation reserve due to disposals and the fall in fair value of equity investments and the premises and investment properties revaluation reserves in light of a further decline in the property market. Following the adoption of the revised Hong Kong Statement of Standard Accounting Practice 9 (HKSSAP 9), dividends proposed after the balance sheet date are reported as a separate component of shareholders' funds instead of being recognised as a liability. Shareholders' funds and the return on average shareholders' funds at 31 December 2000 have been restated to reflect the change in accounting policy.

The **return on average total assets** was 2.1 per cent, the same level as 2000, while the **return on average shareholders' funds** was 23.0 per cent (22.7 per cent for 2000).

The **advances to deposits ratio** was 53.7 per cent at 31 December 2001, compared with 50.6 per cent at 31 December 2000, resulting from the combined effect of the growth in advances to customers and the fall in customer deposits. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio for 2001 rising to 45.6 per cent from 43.3 per cent in 2000 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance).

The **total capital ratio** at 31 December 2001 was 15.3 per cent (15.3 per cent at 31 December 2000) and the tier 1 capital ratio was 12.3 per cent (11.9 per cent at 31 December 2000).

Second interim dividend

The Directors have declared a second interim dividend of HK$2.80 per share (HK$2.80 per share for 2000), which will be payable on Wednesday, 27 March 2002 to shareholders on the Register of Shareholders on Thursday, 21 March 2002. Together with the first interim dividend of HK$2.10 per share already paid, the total distribution for 2001 will amount to HK$4.90 per share (HK$4.80 per share for 2000). The total dividends for the year represent 93 per cent of the attributable profit for 2001 (92 per cent in 2000). This should not be taken as an indication of future dividend levels.

Comment by David Eldon, Chairman

"The banking industry experienced an exceptionally difficult year in 2001. Despite successive cuts in local interest rates, the Hong Kong economy continued its prolonged downturn. However, Hang Seng maintained the profitability of its core business with attributable profit increasing marginally to HK$10,114 million.

"The economic outlook for 2002 largely depends on the prospect of a recovery in the United States. The challenges for the banking sector continue to be intense competition, high liquidity, sluggish credit demand and narrowing margins.

"In meeting these challenges Hang Seng will continue to build on its strong customer franchise by launching innovative financial services, thus diversifying its income streams. While investing prudently for future growth we will maintain our policy of strict financial discipline."

The financial information in this press release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2001.

Figures in HK$m	***Year ended 31 December*** ***2001***	*2000*
Interest income	**24,509**	31,913
Interest expense	**(12,849)**	(20,222)
Net interest income	**11,660**	11,691
Other operating income	**3,947**	3,574
Operating income	**15,607**	15,265
Operating expenses	**(4,104)**	(3,725)
Operating profit before provisions	**11,503**	11,540
Provisions for bad and doubtful debts	**(424)**	(196)
Operating profit	**11,079**	11,344
Profit on tangible fixed assets and long-term investments	**393**	248
Net (deficit)/surplus on property revaluation	**(14)**	28
Share of profits of associated companies	**56**	55
Profit on ordinary activities before tax	**11,514**	11,675
Tax on profit on ordinary activities	**(1,400)**	(1,661)
Profit attributable to shareholders	**10,114**	10,014
Retained profits at 1 January	**18,732**	17,729
Transfer of depreciation to premises revaluation reserve	**100**	99
Realisation on disposal of premises and investment properties	**42**	69
Exchange adjustments	**(2)**	(2)
Dividends		
- dividends paid in respect of the current year	**(4,015)**	(3,824)
- proposed dividends	**(5,353)**	(5,353)
Retained profits at 31 December	**19,618**	18,732

Figures in HK$		
Earnings per share	**5.29**	5.24
Dividends per share	**4.90**	4.80

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Assets		
Cash and short-term funds	**111,099**	129,312
Placings with banks maturing after one month	**43,666**	58,405
Certificates of deposit	**23,203**	17,232
Securities held for dealing purposes	**2,167**	4,499
Advances to customers	**222,436**	217,518
Amounts due from immediate holding company and fellow subsidiary companies	**8,297**	10,383
Long-term investments	**43,262**	39,270
Investments in associated companies	**774**	789
Tangible fixed assets	**11,323**	12,049
Other assets	**8,560**	11,327
	474,787	500,784
Liabilities		
Current, savings and other deposit accounts	**414,328**	429,605
Deposits from banks	**2,622**	3,802
Amounts due to immediate holding company and fellow subsidiary companies	**1,051**	1,999
Other liabilities	**11,715**	19,441
	429,716	454,847
Capital resources		
Share capital	**9,559**	9,559
Reserves	**30,159**	31,025
Proposed dividends	**5,353**	5,353
Shareholders' funds	**45,071**	45,937
	474,787	500,784

Consolidated statement of recognised gains and losses

Figures in HK$m	Year ended 31 December 2001	2000
Profit attributable to shareholders	**10,114**	10,014
Unrealised (deficit)/surplus on revaluation of premises	**(209)**	511
Unrealised (deficit)/surplus on revaluation of investment properties		
- Bank and subsidiary companies	**(211)**	73
- associated company	**(61)**	98
Long-term equity investment revaluation reserve		
- unrealised deficit on revaluation	**(850)**	(259)
- realisation on disposal	**(279)**	(248)
Exchange adjustments	**(2)**	(2)
Recognised gains and losses for the year	**8,502**	10,187

Reconciliation of movements in consolidated shareholders' funds

Figures in HK$m	At 31 December 2001	At 31 December 2000
Shareholders' funds at 1 January		
- as previously reported	**40,584**	39,574
- change in accounting policy in respect of dividends	**5,353**	4,780
- as restated	**45,937**	44,354
Recognised gains and losses for the year	**8,502**	10,187
Dividends paid	**(9,368)**	(8,604)
Shareholders' funds at 31 December	**45,071**	45,937

Economic profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For this purpose, the cost of capital is currently estimated to be 15.0 per cent.

Figures in HK$m	Year ended 31 December 2001	2000
Average invested capital	**31,061**	30,259
Return on invested capital[ф]	**10,222**	10,068
Cost of capital	**(4,667)**	(4,536)
Economic profit	**5,555**	5,532

[ф] *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	***Year ended 31 December*** ***2001***	*2000*
Net cash (outflow)/inflow from operating activities	**(2,446)**	28,763
Returns on investments and servicing of finance		
Dividends received from an associated company	**41**	39
Dividends paid	**(9,368)**	(8,604)
Income received on long-term investments	**2,351**	1,635
Net cash outflow from returns on investments and servicing of finance	**(6,976)**	(6,930)
Taxation paid	**(407)**	(758)
Investing activities		
Net cash outflow from investment in an associated company	**(40)**	–
Purchase of long-term investments	**(43,180)**	(31,247)
Proceeds from sale or redemption of long-term investments	**38,903**	18,665
Purchase of tangible fixed assets	**(193)**	(136)
Proceeds from sale of tangible fixed assets	**104**	115
Net cash outflow from investing activities	**(4,406)**	(12,603)
(Decrease)/increase in cash and cash equivalents	**(14,235)**	8,472

Net interest income

Figures in HK$m	***2001***	*2000*
Net interest income	**11,660**	11,691
Average interest-earning assets	**454,937**	435,759
Net interest spread	**2.28%**	2.19%
Net interest margin	**2.56%**	2.68%

Net interest income was sustained at the level of the previous year, with a slight decrease of HK$31 million, or 0.3 per cent. Average interest-earning assets grew by HK$19.2 billion, or 4.4 per cent, to HK$454.9 billion. Net interest spread improved by 9 basis points to 2.28 per cent, but this was more than offset by a reduction of 21 basis points in the contribution from net free funds to 0.28 per cent, leading to a 12 basis point compression in net interest margin to 2.56 per cent.

The improvement in net interest spread was helped by the growth in low cost savings deposits and a wider gap between BLR and HIBOR. In addition, the positioning of the treasury portfolios and holding of fixed rate securities in a downward trending interest rate environment also contributed to the improvement in net interest spread. These were partly offset by a further decline in the average yield of the mortgage portfolio. The spreads earned on time deposits also narrowed.

The contribution from net free funds declined significantly due to the fall in market interest rates.

As a result of the continuing reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell from 26 basis points below BLR in 2000 to 84 basis points below BLR in 2001. This was before accounting for the effect of cash incentive payments.

Other operating income

Figures in HK$m	***2001***	*2000*
Dividend income		
- listed investments	**86**	94
- unlisted investments	**7**	4
	93	98
Fees and commissions		
- fees and commissions receivable	**2,696**	2,367
- fees and commissions payable	**(288)**	(295)
	2,408	2,072
Dealing profits		
- foreign exchange	**531**	534
- securities and other trading activities	**(1)**	(5)
	530	529
Rental income from investment properties	**245**	247
Other	**671**	628
	3,947	3,574

Other operating income grew by HK$373 million, or 10.4 per cent, to HK$3,947 million, and comprised 25.3 per cent of total operating income against 23.4 per cent for 2000. Net fees and commissions increased by HK$336 million, or 16.2 per cent, with a growth of 27.1 per cent in wealth management income. This includes initiatives such as the successful launch of the Hang Seng Capital Guaranteed Fund Series, life insurance products and the Mandatory Provident Fund service. Securities broking and related income fell due to the depressed stock market, but card services and credit facilities contributed to the growth in fee income. Dealing profits were flat while other income rose by HK$43 million, or 6.8 per cent, mainly due to higher loan redemption fees.

Operating expenses

Figures in HK$m	**2001**	2000
Staff costs		
- salaries and other costs	**1,834**	1,826
- retirement benefit costs	**434**	222
	2,268	2,048
Depreciation	**386**	388
Premises and equipment		
- rental expenses	**164**	158
- other	**703**	608
	867	766
Other operating expenses	**583**	523
	4,104	3,725
Cost:income ratio	**26.3%**	24.4%
Staff numbers (full-time equivalent)	**7,488**	7,449

Operating expenses increased by HK$379 million, or 10.2 per cent, to HK$4,104 million. The increase of HK$220 million, or 10.7 per cent, in staff costs was mainly due to a special contribution of HK$213 million to maintain the fully funded position of the staff retirement benefit scheme. Premises and equipment expenses rose by HK$101 million, or 13.2 per cent, reflecting the growth in IT expenditure to support the development of e-banking initiatives. Other operating expenses increased by HK$60 million, or 11.5 per cent, due to increased marketing and advertising expenditure and additional financial data service fees to support Hang Seng's on-line investment service.

The cost:income ratio increased to 26.3 per cent, compared with 24.4 per cent in 2000. Excluding the special contribution mentioned above, the cost:income ratio would have been 24.9 per cent.

Provisions for bad and doubtful debts

Figures in HK$m	***2001***	*2000*
Net charge/(release) for bad and doubtful debts		
Advances to customers		
Specific provisions		
- new provisions	**1,135**	988
- releases	**(597)**	(747)
- recoveries	**(114)**	(42)
	424	199
General provisions	**–**	(3)
Net charge to profit and loss account	**424**	196

The net charge for bad and doubtful debts amounted to HK$424 million, an increase of HK$228 million, or 116.3 per cent, compared with the previous year. New specific provisions for doubtful accounts rose by 14.9 per cent to HK$1,135 million, mainly in residential mortgages and card advances. Recoveries and releases decreased by 9.9 per cent to HK$711 million, mainly in corporate accounts. As the balance of HK$125 million of the additional general provision made in 1997 was transferred to augment general provisions at the end of 2000, no charge for general provisions was made against loan growth during 2001.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	***2001***	*2000*
Profit on disposal of long-term equity investments		
- realisation of amounts previously recognised in revaluation reserves at 1 January	**365**	351
- loss arising in current year	**(86)**	(103)
	279	248
Profit less loss on disposal of held-to-maturity debt securities	**120**	2
Profit less loss on disposal of tangible fixed assets	**5**	(2)
Provision for impairment of long-term investments	**(11)**	–
	393	248

Profit on disposal of tangible fixed assets and long-term investments rose by HK$145 million, or 58.5 per cent, to HK$393 million, reflecting increased profits on the disposal of debt securities from the accrual portfolio and of locally-listed equities.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	***2001***	*2000*
Provision for Hong Kong profits tax	**1,407**	1,697
Taxation outside Hong Kong	**6**	2
Deferred taxation	**(21)**	(46)
	1,392	1,653
Share of associated companies' taxation	**8**	8
Total charge for taxation	**1,400**	1,661
Effective tax rate	**12.2%**	14.2%

The provision for Hong Kong profits tax was made at 16.0 per cent (the same rate as for 2000) based on an estimate of the assessable profits for the year ended 31 December 2001. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.

The effective tax rate fell from 14.2 per cent for 2000 to 12.2 per cent for 2001. This was mainly due to the increase in non-taxable capital gains on the disposal of equity investments and income from debt instruments qualifying for tax exemption. There was also the release of specific provisions made by the mainland China branches, which are not subject to tax since no relief had been given when the provisions were made, and a write-back of an over-provision for the previous year of assessment.

Earnings per share

The calculation of earnings per share was based on earnings of HK$10,114 million (HK$10,014 million in 2000) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2000).

Dividends per share

	2001		*2000*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*
First interim	**2.10**	**4,015**	2.00	3,824
Second interim	**2.80**	**5,353**	2.80	5,353
	4.90	**9,368**	4.80	9,177

Cash and short-term funds

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Cash in hand and balances with banks and other financial institutions	**3,729**	4,257
Money at call and placings with banks maturing within one month	**101,293**	110,372
Treasury bills	**6,077**	14,683
	111,099	129,312
Remaining maturity of treasury bills:		
- within three months	**3,385**	6,733
- one year or less but over three months	**2,692**	7,950
	6,077	14,683

Cash and short-term funds fell by HK$18,213 million, or 14.1 per cent, with a significant decrease in treasury bills, including Hong Kong Government Exchange Fund bills and other government bills.

Placings with banks maturing after one month

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Remaining maturity:		
- three months or less but over one month	**29,835**	35,756
- one year or less but over three months	**13,831**	22,649
	43,666	58,405

Certificates of deposit

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Remaining maturity:		
- three months or less but not repayable on demand	**2,395**	3,060
- one year or less but over three months	**6,096**	4,599
- five years or less but over one year	**14,705**	9,573
- over five years	**7**	–
	23,203	17,232

Securities held for dealing purposes

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Debt securities by remaining maturity:		
- three months or less but not repayable on demand	**662**	920
- one year or less but over three months	**920**	1,198
- five years or less but over one year	**516**	1,988
- over five years	**69**	391
	2,167	4,497
Equity shares	**—**	2
	2,167	4,499

Advances to customers

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Gross advances to customers	**225,926**	221,973
Specific provisions	**(2,052)**	(3,017)
General provisions	**(1,438)**	(1,438)
	222,436	217,518
Remaining maturity:		
- repayable on demand	**12,062**	11,139
- three months or less but not repayable on demand	**13,213**	14,730
- one year or less but over three months	**24,815**	22,579
- five years or less but over one year	**82,065**	73,168
- over five years	**86,789**	92,066
- non-performing advances and overdue for more than one month	**6,982**	8,291
Gross advances to customers	**225,926**	221,973
Provisions for bad and doubtful debts	**(3,490)**	(4,455)
	222,436	217,518
Included in advances to customers are:		
- trade bills	**1,882**	1,929
- provisions for bad and doubtful debts	**(61)**	(37)
	1,821	1,892

Advances to customers (after deduction of interest in suspense and provisions) grew by HK$4,918 million, or 2.3 per cent, to HK$222.4 billion at 31 December 2001. Growth in the portfolio was affected by continued intense competition in the mortgage and retail lending markets and by sluggish corporate loan demand in 2001.

Provisions against advances to customers

Figures in HK$m	*Specific*	*General*	*Total*	*Suspended interest*
At 1 January 2001	**3,017**	**1,438**	**4,455**	**801**
Amounts written off	**(1,503)**	–	**(1,503)**	**(534)**
Recoveries of advances written off in previous years	**114**	–	**114**	–
Net charge to profit and loss account	**424**	–	**424**	–
Interest suspended during the year	–	–	–	**301**
Suspended interest recovered	–	–	–	**(59)**
At 31 December 2001	**2,052**	**1,438**	**3,490**	**509**

Suspended interest comprises both suspended interest netted against advances to customers and suspended interest netted against accrued interest receivable in prepayments and accrued income.

Total provisions as a percentage of gross advances to customers are as follows:

	At 31 December 2001	*At 31 December 2000*
	%	%
Specific provisions	**0.91**	1.36
General provisions	**0.64**	0.65
Total provisions	**1.55**	2.01

Total provisions as a percentage of gross advances to customers fell to 1.55 per cent at 31 December 2001, compared with 2.01 per cent at the end of 2000. Specific provisions as a percentage of gross advances decreased by 0.45 percentage points to 0.91 per cent, despite the increase in the net charge for specific provisions. The reduction reflected the writing-off of the balance of corporate accounts on final settlement and the estimated irrecoverable portion of residential mortgages with repossessed properties and the upgrading of rescheduled advances and doubtful accounts to performing status. General provisions, at 0.64 per cent of gross advances to customers, were maintained at a level consistent with the underlying risk portfolio of the loan book and the stage in the credit cycle.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Gross non-performing advances on which interest		
- has been placed in suspense	**6,084**	6,894
- accrual has ceased	**251**	867
	6,335	7,761
Suspended interest	**(161)**	(327)
Gross non-performing advances[ǂ] (page 18)	**6,174**	7,434
Specific provisions	**(2,052)**	(3,017)
Net non-performing advances	**4,122**	4,417
Specific provisions as a percentage of gross non-performing advances[ǂ]	**33.2%**	40.6%
Gross non-performing advances[ǂ] as a percentage of gross advances to customers	**2.7%**	3.3%

[ǂ] *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. The specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$1,260 million, or 16.9 per cent, to HK$6,174 million, compared with the end of 2000. There was an improvement in the ratio of gross non-performing advances to gross advances to customers to 2.7 per cent from 3.3 per cent at the end of the previous year. This was the result of repayments, the writing-off of the balance of corporate accounts on final settlement and the estimated irrecoverable portion of residential mortgages with repossessed properties and the upgrading of rescheduled advances and doubtful accounts to performing status.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2001		At 31 December 2000	
	HK$m	***%***	*HK$m*	*%*
Gross advances to customers[♦] which have been overdue with respect to either principal or interest for periods of				
- six months or less but over three months	**1,338**	**0.6**	854	0.4
- one year or less but over six months	**894**	**0.4**	762	0.3
- over one year	**3,203**	**1.4**	3,687	1.7
	5,435	**2.4**	5,303	2.4
Overdue advances to customers (as above)	**5,435**	**2.4**	5,303	2.4
Less: overdue advances on which interest is still being accrued	**(622)**	**(0.3)**	(418)	(0.2)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense:				
- included in rescheduled advances	**484**	**0.2**	1,576	0.7
- other	**877**	**0.4**	973	0.4
Gross non-performing advances (page 17)	**6,174**	**2.7**	7,434	3.3

[♦] *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amounts of rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2001		*At 31 December 2000*	
	HK$m	***%***	*HK$m*	*%*
Rescheduled advances to customers[♦]	**512**	**0.2**	2,756	1.2

[♦] *Stated after deduction of interest in suspense.*

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 18).

Rescheduled advances to customers showed a marked reduction of HK$2,244 million, or 81.4 per cent, to HK$512 million at the year-end, representing 0.2 per cent of gross total advances to customers. The majority of the reduction was the result of the upgrading of certain corporate accounts and taxi loans to normal status after resumption of normal repayments for a prescribed period. The balance represents loans that have either been repaid or have been overdue for more than three months and reported as overdue advances.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 31 December 2001, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2000).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	**20,237**	19,079
Property investment	**29,403**	29,579
Financial concerns	**1,991**	2,979
Stockbrokers	**115**	97
Wholesale and retail trade	**3,737**	4,066
Manufacturing	**1,683**	1,825
Transport and transport equipment	**9,687**	8,471
Other	**17,109**	19,073
	83,962	85,169
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**39,295**	35,971
Advances for the purchase of other residential properties	**77,537**	78,005
Credit card advances	**5,262**	4,745
Other	**6,050**	4,875
	128,144	123,596
Total gross advances for use in Hong Kong	**212,106**	208,765
Trade finance	**9,434**	9,013
Gross advances for use outside Hong Kong	**4,386**	4,195
Gross advances to customers	**225,926**	221,973

Lending to the industrial, commercial and financial sectors decreased by HK$1,207 million, or 1.4 per cent, reflecting the sluggish corporate loan market. The decline was mainly in the financial concerns sector which includes the financial vehicles of large corporate groups and public sector entities engaging in financing activities. The decrease in the "other" sector was mainly due to the repayment of certain large corporate loans. Moderate growth was recorded in the property development sector, mainly in lending to large developers for general working capital purpose. The increase in transport and transport equipment lending by 14.3 per cent was mainly to public transport companies.

Advances to individuals increased by HK$4,548 million, or 3.7 per cent. Government Home Ownership Scheme mortgages continued to grow but residential mortgages fell slightly amidst intense market competition. Credit card advances and other lending to individuals, consisting mainly of tax and personal loans, grew by 10.9 per cent and 24.1 per cent respectively, reflecting the Bank's efforts to expand and diversify its lending to individuals.

Trade finance grew by 4.7 per cent as the Bank gained market share during the year in line with its plans to develop trade services and SME business.

Long-term investments

Figures in HK$m	***Carrying value*** **At 31 December 2001**	*At 31 December 2000*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	**3,324**	3,459
- other public sector entities	**6,510**	7,381
	9,834	10,840
Issued by other bodies		
- banks and other financial institutions	**15,234**	15,480
- corporate entities	**14,537**	8,517
	29,771	23,997
	39,605	34,837
Equity investments		
Issued by corporate entities	**3,657**	4,433
	43,262	39,270
Held-to-maturity debt securities		
- listed in Hong Kong	**311**	419
- listed outside Hong Kong	**9,762**	4,881
	10,073	5,300
- unlisted	**29,532**	29,537
	39,605	34,837
Equity investments		
- listed in Hong Kong	**2,848**	4,139
- listed outside Hong Kong	**95**	114
	2,943	4,253
- unlisted	**714**	180
	3,657	4,433
	43,262	39,270

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

Long-term investments increased by HK$3,992 million, or 10.2 per cent, compared with 31 December 2000. The portfolio of held-to-maturity debt securities increased by HK$4,768 million, or 13.7 per cent, with an increase in securities issued by corporations partly offset by a reduction in the holding of issues by public bodies. Equity investments were HK$776 million, or 17.5 per cent, lower due to disposals and the fall in fair value as a result of the stock market downturn.

Long-term investments *(continued)*

The following table shows the fair value of held-to-maturity debt securities:

Figures in HK$m	***Fair value*** **At 31 December 2001**	*At 31 December 2000*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	**3,401**	3,471
- other public sector entities	**6,741**	7,537
	10,142	11,008
Issued by other bodies		
- banks and other financial institutions	**15,265**	15,510
- corporate entities	**14,663**	8,595
	29,928	24,105
	40,070	35,113
Held-to-maturity debt securities		
- listed in Hong Kong	**315**	425
- listed outside Hong Kong	**9,856**	4,940
	10,171	5,365
- unlisted	**29,899**	29,748
	40,070	35,113

Maturity analysis of held-to-maturity debt securities:

Figures in HK$m	***Carrying value*** **At 31 December 2001**	*At 31 December 2000*
Remaining maturity:		
- three months or less but not repayable on demand	**7,892**	10,057
- one year or less but over three months	**6,087**	7,003
- five years or less but over one year	**22,930**	15,478
- over five years	**2,696**	2,299
	39,605	34,837

Other assets

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**570**	1,800
Deferred taxation	**34**	13
Items in the course of collection from other banks	**2,881**	4,472
Prepayments and accrued income	**2,294**	3,849
Other accounts	**2,781**	1,193
	8,560	11,327
Remaining maturity:		
- three months or less	**6,467**	9,296
- one year or less but over three months	**1,048**	1,779
- five years or less but over one year	**913**	134
- over five years	**98**	79
	8,526	11,288
- Overdue[⌖]		
-- six months or less but over three months	**5**	5
-- one year or less but over six months	**7**	7
-- over one year	**22**	27
	34	39
	8,560	11,327

[⌖]*Represented mainly by overdue interest receivable included under "Prepayments and accrued income".*

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Current accounts	**31,471**	25,697
Savings accounts	**141,608**	120,819
Time and other deposits	**222,685**	268,359
Certificates of deposit in issue	**18,564**	14,730
	414,328	429,605
Current, savings, time and other deposits		
Repayable on demand	**186,557**	175,336
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**198,405**	224,985
- one year or less but over three months	**10,664**	14,458
- five years or less but over one year	**138**	96
	395,764	414,875
Certificates of deposit in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**3,888**	5,358
- one year or less but over three months	**6,667**	2,771
- five years or less but over one year	**7,644**	6,276
- over five years	**365**	325
	18,564	14,730
	414,328	429,605

Current, savings, time and other deposit accounts fell by HK$19.1 billion, or 4.6 per cent, to HK$395.8 billion at 31 December 2001, compared with HK$414.9 billion at the previous year-end. Time and other deposits showed a decline of 17.0 per cent, mainly in Hong Kong dollars and US dollars, which was partly the result of the withdrawal of large deposits by certain corporate customers. Current and savings accounts, mainly in Hong Kong dollars, grew by 22.5 per cent and 17.2 per cent respectively, reflecting customers' preference for liquidity in the low interest rate environment. The final stage of interest rate deregulation which was brought into effect on 3 July 2001 had no material impact on savings account balances.

In terms of currency, Hong Kong dollar deposits remained stable, US dollar deposits (mainly time deposits) fell, while deposits in other foreign currencies rose.

Certificates of deposit in issue increased by HK$3.8 billion, or 26.0 per cent, to HK$18.6 billion.

Shareholders' funds

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Share capital	**9,559**	9,559
Retained profits	**19,618**	18,732
Premises and investment properties revaluation reserves	**8,119**	8,742
Long-term equity investment revaluation reserve	**2,323**	3,452
Capital redemption reserve	**99**	99
Reserves	**30,159**	31,025
	39,718	40,584
Proposed dividends	**5,353**	5,353
Shareholders' funds	**45,071**	45,937
Return on average shareholders' funds	**23.0%**	22.7%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

Shareholders' funds (excluding proposed dividend) decreased by HK$866 million, or 2.1 per cent, to HK$39,718 million. Despite an increase in retained profits, the decrease in shareholders' funds reflected the reductions in the long-term equity investment revaluation reserve due to disposals and decrease in fair value of the equity investments and the premises and investment properties revaluation reserves as a result of the decline in the property market. Following the adoption of the revised HKSSAP 9, dividends proposed after the balance sheet date are recorded as a separate component of shareholders' funds. Shareholders' funds and the return on average shareholders' funds at 31 December 2000 have been restated to reflect this change in accounting policy.

The return on average shareholders' funds improved slightly to 23.0 per cent, compared with 22.7 per cent for 2000.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Capital base		
Tier 1 capital		
- share capital	**9,559**	9,559
- retained profits	**19,342**	18,455
- capital redemption reserve	**99**	99
- total	**29,000**	28,113
Tier 2 capital		
- premises and investment properties revaluation reserves	**5,708**	5,860
- long-term equity investment revaluation reserve	**1,418**	2,043
- general provisions	**1,437**	1,437
- total	**8,563**	9,340
Unconsolidated investments and other deductions	**(1,331)**	(1,346)
Total capital base after deductions	**36,232**	36,107
Risk-weighted assets		
On-balance sheet	**221,565**	220,037
Off-balance sheet	**14,726**	13,982
Total risk-weighted assets	**236,291**	234,019
Total risk-weighted assets adjusted for market risk	**236,588**	235,453
Capital adequacy ratios		
After adjusting for market risk		
- tier 1[φ]	**12.3%**	11.9%
- total[φ]	**15.3%**	15.3%
Before adjusting for market risk		
- tier 1	**12.3%**	12.0%
- total	**15.3%**	15.4%

[φ] *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline.*

The total capital ratio at 31 December 2001 was maintained at the same level as the previous year at 15.3 per cent. The capital base recorded a small growth of 0.3 per cent while risk-weighted assets adjusted for market risk rose by 0.5 per cent.

The tier 1 capital ratio rose to 12.3 per cent from the growth in retained profits while the overall capital ratio fell because of the decline in the revaluation reserves.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2001	*2000*
The Bank and its major banking subsidiaries	**45.6%**	43.3%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	**2001**	*2000*
Operating profit	**11,079**	11,344
Provisions for bad and doubtful debts	**424**	196
Depreciation	**386**	388
Amortisation of long-term investments	**(301)**	(571)
Advances written off net of recoveries	**(1,389)**	(707)
Income receivable on long-term investments	**(2,286)**	(1,863)
Net cash inflow from trading activities	**7,913**	8,787
Change in cash and short-term funds	**9,358**	(8,377)
Change in placings with banks repayable after three months	**8,818**	95
Change in certificates of deposit	**(6,715)**	(5,333)
Change in securities held for dealing purposes	**2,332**	(4,206)
Change in advances to customers	**(3,953)**	(19,729)
Change in amounts due from immediate holding company and fellow subsidiary companies	**820**	1,093
Change in other assets	**2,723**	(1,896)
Change in customer accounts	**(19,111)**	50,837
Change in certificates of deposit in issue	**3,834**	3,057
Change in deposits from banks	**(1,180)**	(3,087)
Change in amounts due to immediate holding company and fellow subsidiary companies	**(948)**	(782)
Change in other liabilities	**(7,265)**	6,391
Elimination of exchange differences and other non-cash items	**928**	1,913
Net cash (outflow)/inflow from operating activities	**(2,446)**	28,763

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the changes in cash and cash equivalents during the year

Figures in HK$m	***2001***	*2000*
Balance at 1 January	**157,511**	150,579
Net cash (outflow)/inflow before the effect of foreign exchange movements	**(14,235)**	8,472
Effect of foreign exchange movements	**(2,173)**	(1,540)
Balance at 31 December	**141,103**	157,511

(c) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Cash in hand and balances with banks and other financial institutions	**3,789**	4,330
Money at call and placings with banks maturing within one month	**104,990**	113,626
Treasury bills	**2,274**	1,522
Placings with banks repayable between one to three months	**29,897**	37,136
Certificates of deposit	**153**	897
	141,103	157,511

Contingent liabilities, commitments and derivatives

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2001			
Contingent liabilities:			
Guarantees	**11,802**	**11,706**	**3,761**
Commitments:			
Documentary credits and short-term trade-related transactions	**5,768**	**1,154**	**1,151**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**64,317**	**–**	**–**
- one year and over	**19,367**	**9,683**	**9,257**
Other	**47**	**47**	**47**
	89,499	**10,884**	**10,455**
Exchange rate contracts:			
Spot and forward foreign exchange	**98,143**	**1,066**	**249**
Other exchange rate contracts	**7,917**	**102**	**21**
	106,060	**1,168**	**270**
Interest rate contracts:			
Interest rate swaps	**44,446**	**1,035**	**240**
Other interest rate contracts	**6,842**	**–**	**–**
	51,288	**1,035**	**240**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2000			
Contingent liabilities:			
Guarantees	3,829	3,763	2,963
Commitments:			
Documentary credits and short-term trade-related transactions	5,801	1,168	1,160
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	59,665	—	—
- one year and over	18,438	9,219	8,975
	83,904	10,387	10,135
Exchange rate contracts:			
Spot and forward foreign exchange	169,896	2,886	647
Other exchange rate contracts	6,504	174	37
	176,400	3,060	684
Interest rate contracts:			
Interest rate swaps	46,951	842	201
Other interest rate contracts	6,229	—	—
	53,180	842	201

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Replacement cost		
Exchange rate contracts	**310**	1,491
Interest rate contracts	**859**	722
	1,169	2,213

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking services (including deposits, credit cards, mortgages and other retail lending) and wealth management products (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents shareholders' funds management and investments in premises, investment properties and long-term equities.

Personal financial services reported a fall of 7.3 per cent in profit before tax compared with the previous year. The decline in the mortgage portfolio yield and higher bad debt charges for residential mortgages and card advances outweighed the marked growth in income from wealth management activities. Commercial banking showed a decrease of 1.9 per cent in profit before tax. Despite the growth in trade finance and commercial lending, the result was affected by a lower level of bad debt recoveries. Corporate and institutional banking achieved a growth of 2.9 per cent in profit before tax, mainly benefiting from the substantial recovery of bad and doubtful debts. Treasury recorded an encouraging growth of 60.6 per cent in profit before tax, as the fixed rate debt securities portfolio and the assets and liabilities re-pricing gap benefited significantly under the falling interest rate environment in 2001. Increased profit on disposal of debt securities from the accrual portfolio also contributed to the growth. Other showed a decrease of 18.1 per cent in profit before tax, with a lower contribution from shareholders' funds due to the fall in market interest rates. This was despite the increase in profit on disposal of long-term equities.

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment Elimination*	*Total*
Year ended 31 December 2001							
Income and expenses							
Net interest income	6,700	1,108	732	1,667	1,453	–	11,660
Operating income	2,073	907	288	278	401	–	3,947
Inter-segment income	–	–	–	–	415	(415)	–
Total operating income	8,773	2,015	1,020	1,945	2,269	(415)	15,607
Operating expenses*	(2,691)	(825)	(104)	(119)	(365)	–	(4,104)
Inter-segment expenses	(324)	(75)	(9)	(7)	–	415	–
Operating profit before provisions	5,758	1,115	907	1,819	1,904	–	11,503
Provisions for bad and doubtful debts	(573)	38	81	–	30	–	(424)
Operating profit	5,185	1,153	988	1,819	1,934	–	11,079
Profit on tangible fixed assets and long-term investments	17	39	–	113	224	–	393
Net deficit on property revaluation	–	–	–	–	(14)	–	(14)
Share of profits of associated companies	7	–	–	–	49	–	56
Profit on ordinary activities before tax	5,209	1,192	988	1,932	2,193	–	11,514
Operating profit excluding inter-segment transactions	5,509	1,228	997	1,826	1,519	–	11,079
*Including depreciation	(136)	(33)	(3)	(2)	(212)	–	(386)
At 31 December 2001							
Total assets	136,233	22,692	63,108	226,656	26,098	–	474,787
Total liabilities	308,404	69,101	16,412	10,022	25,777	–	429,716
Investments in associated companies	89	–	–	–	685	–	774
Capital expenditure incurred during the year	114	20	1	3	55	–	193

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment Elimination*	*Total*
Year ended 31 December 2000							
Income and expenses							
Net interest income	6,617	1,197	841	1,062	1,974	–	11,691
Operating income	1,907	780	275	268	344	–	3,574
Inter-segment income	–	–	–	–	389	(389)	–
Total operating income	8,524	1,977	1,116	1,330	2,707	(389)	15,265
Operating expenses*	(2,339)	(832)	(97)	(124)	(333)	–	(3,725)
Inter-segment expenses	(293)	(84)	(7)	(5)	–	389	–
Operating profit before provisions	5,892	1,061	1,012	1,201	2,374	–	11,540
Provisions for bad and doubtful debts	(346)	76	(52)	–	126	–	(196)
Operating profit	5,546	1,137	960	1,201	2,500	–	11,344
Profit on tangible fixed assets and long-term investments	65	78	–	2	103	–	248
Net surplus on property revaluation	–	–	–	–	28	–	28
Share of profits of associated companies	7	–	–	–	48	–	55
Profit on ordinary activities before tax	5,618	1,215	960	1,203	2,679	–	11,675
Operating profit excluding inter-segment transactions	5,839	1,221	967	1,206	2,111	–	11,344
*Including depreciation	(131)	(40)	(2)	(3)	(212)	–	(388)
At 31 December 2000							
Total assets	132,675	20,380	64,829	254,829	28,071	–	500,784
Total liabilities	298,208	88,641	26,375	16,077	25,546	–	454,847
Investments in associated companies	43	–	–	–	746	–	789
Capital expenditure incurred during the year	92	24	1	2	17	–	136

Segmental analysis *(continued)*

(b) By geographical segment

The geographical segments in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Year ended 31 December 2001				
Income and expenses				
Total operating income	**14,227**	**1,307**	**73**	**15,607**
Profit on ordinary activities before tax	**10,097**	**1,261**	**156**	**11,514**
At 31 December 2001				
Total assets	**370,489**	**98,145**	**6,153**	**474,787**
Total liabilities	**415,739**	**10,068**	**3,909**	**429,716**
Capital expenditure incurred during the year	**190**	**1**	**2**	**193**
Contingent liabilities and commitments	**100,704**	–	**597**	**101,301**
Year ended 31 December 2000				
Income and expenses				
Total operating income	14,482	741	42	15,265
Profit on ordinary activities before tax	10,937	720	18	11,675
At 31 December 2000				
Total assets	431,574	63,055	6,155	500,784
Total liabilities	439,705	10,630	4,512	454,847
Capital expenditure incurred during the year	133	–	3	136
Contingent liabilities and commitments	84,939	414	2,380	87,733

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & Other Financial Institutions*	*Public Sector Entities*	*Other*	*Total*
At 31 December 2001				
Asia-Pacific excluding Hong Kong				
- Australia	**17,850**	**1,260**	**1,691**	**20,801**
- other	**33,442**	**2,283**	**2,707**	**38,432**
	51,292	**3,543**	**4,398**	**59,233**
The Americas				
- Canada	**15,982**	**3,752**	**349**	**20,083**
- other	**6,737**	**1,343**	**7,538**	**15,618**
	22,719	**5,095**	**7,887**	**35,701**
Western Europe				
- Germany	**25,136**	**954**	**2**	**26,092**
- United Kingdom	**20,465**	**–**	**1,903**	**22,368**
- other	**54,393**	**1,617**	**2,298**	**58,308**
	99,994	**2,571**	**4,203**	**106,768**
At 31 December 2000				
Asia-Pacific excluding Hong Kong				
- Australia	20,826	696	509	22,031
- other	35,746	1,901	2,742	40,389
	56,572	2,597	3,251	62,420
The Americas				
- Canada	21,329	9,632	248	31,209
- other	11,907	3,794	4,851	20,552
	33,236	13,426	5,099	51,761
Western Europe				
- Germany	26,911	527	1	27,439
- United Kingdom	20,330	–	511	20,841
- other	61,571	790	1,615	63,976
	108,812	1,317	2,127	112,256

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2000 financial statements except for the recognition and the presentation of proposed dividends which have been amended in accordance with the revised Hong Kong Statement of Standard Accounting Practice 9 (HKSSAP 9) on "Events after the balance sheet date" issued by the Hong Kong Society of Accountants.

Dividends proposed or declared after the balance sheet date were previously recognised as a liability at the balance sheet date. Following the implementation of revised HKSSAP 9, dividends proposed after the balance sheet date are not recognised as a liability at the balance sheet date but are disclosed as a separate component of shareholders' funds.

The effect of the above change in accounting policy was an increase in shareholders' funds of HK$5,353 million at 31 December 2000 and a decrease in liabilities by the same amount. The return on average shareholders' funds for the year ended 31 December 2000 has been restated to reflect the change.

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2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

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3. Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2001 who confirmed that there had been no material change in valuations at 31 December 2001. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves of HK$481 million as at 31 December 2001 and a charge to the profit and loss account of HK$14 million in respect of properties where the valuation has fallen below the depreciated historical cost.

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4. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Additional information *(continued)*

4. Market risk *(continued)*

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

The VAR for all interest rate risk and foreign exchange risk positions at 31 December 2001 was HK$352 million compared with HK$213 million at 31 December 2000. The average VAR for 2001 was HK$248 million, with a maximum of HK$562 million and a minimum of HK$119 million for the year. On an individual portfolio basis, the values at risk at 31 December 2001 relating to the trading portfolio and accrual portfolio were HK$5 million (HK$7 million at 31 December 2000) and HK$353 million (HK$212 million at 31 December 2000) respectively.

The average daily revenue earned from market risk-related treasury activities in 2001, including accrual book net interest income and funding related to dealing positions, was HK$7 million (HK$5 million for 2000). The standard deviation of these daily revenues was HK$3 million (HK$3 million for 2000). No loss was recorded out of 244 trading days in 2001. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 203 occurrences. The highest daily revenue was HK$22 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors.

The VAR relating to foreign exchange positions was HK$4 million at 31 December 2001 (HK$6 million at 31 December 2000) and the average amount for 2001 was HK$5 million, with a maximum of HK$8 million and a minimum of HK$3 million in the year. The average one-day foreign exchange profit for 2001 was HK$1 million (HK$1 million for 2000).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The VAR relating to interest rate exposures was HK$352 million at 31 December 2001 (HK$213 million at 31 December 2000) and the average amount for 2001 was HK$248 million, with a maximum of HK$562 million and a minimum of HK$119 million for the year. The average daily revenue earned from treasury-related interest rate activities for 2001 was HK$5 million (HK$4 million for 2000).

Additional information *(continued)*

4. Market risk *(continued)*

Structural interest rate risk arises primarily from the deployment of non-interest bearing liabilities, such as shareholders' funds and some current accounts, as well as fixed rate loans and liabilities other than those generated by the treasury business. Structural interest rate risk is monitored by Hang Seng's Asset and Liability Management Committee.

5. Foreign currency positions

Foreign currency exposures at 31 December 2001, including those arising from dealing, non-dealing and structural positions, and with an individual currency constituting 10 per cent or more of the total net position in all foreign currencies being shown separately, are as follows:

Figures in HK$m	*US$*	*Other Foreign Currencies*	*Total Foreign Currencies*
At 31 December 2001			
Spot assets	**237,778**	**91,998**	**329,776**
Spot liabilities	**(206,264)**	**(93,763)**	**(300,027)**
Forward purchases	**39,001**	**9,638**	**48,639**
Forward sales	**(61,725)**	**(7,742)**	**(69,467)**
Net options positions	**4**	**(4)**	**–**
Net long non-structural position	**8,794**	**127**	**8,921**
Net structural position	**508**	**51**	**559**
At 31 December 2000			
Spot assets	209,969	88,563	298,532
Spot liabilities	(187,255)	(74,755)	(262,010)
Forward purchases	79,272	21,146	100,418
Forward sales	(95,630)	(34,920)	(130,550)
Net options positions	2	(2)	–
Net long non-structural position	6,358	32	6,390
Net structural position	508	127	635

Additional information *(continued)*

6. Material related party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2001, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain finance leases arranged by its immediate holding company and received commission income therefrom at a commercial rate.

Hang Seng used the IT services of, and shared an automated teller machine network with, its immediate holding company on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties and the total contract sum of off-balance sheet transactions at the year-end are as follows:

Income and expenses for the year

Figures in HK$m	***Year ended 31 December***	
	2001	*2000*
Interest income	**443**	702
Interest expense	**51**	81
Other operating income	**169**	55
Operating expenses	**847**	537

Balances at year-end

Figures in HK$m	***At 31 December 2001***	*At 31 December 2000*
Total amount due from	**8,297**	10,383
Total amount due to	**1,051**	1,999
Total contract sum of off-balance sheet transactions	**21,580**	41,510

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2001 was HK$208 million (HK$208 million at 31 December 2000). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received in 2001 amounted to HK$257 million (HK$171 million for 2000).

Additional information *(continued)*

6. Material related party transactions *(continued)*

(c) Ultimate holding company

In 2001, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2000).

(d) Key management personnel

In 2001, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (unchanged from 2000).

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7. Statutory accounts

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2001, which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2002.

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8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

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9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 20 March 2002 and Thursday, 21 March 2002, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 19 March 2002. The second interim dividend will be payable on Wednesday, 27 March 2002 to shareholders on the Register of Shareholders of the Bank on Thursday, 21 March 2002.

Additional information *(continued)*

10. Press release

Copies of this press release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2001 Annual Report and Accounts will be available from the same website on 4 March 2002 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2001 Annual Report will be sent to shareholders in late March 2002.

Press enquiries to:

Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227